SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

SONIC INNOVATIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

83545 M 109 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the one pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83545 M 109	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons S.S. I.R.S. Identification No. of above person Ansbert Gadicke

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,972,313 (1) 6. Shared Voting Power None 7. Sole Dispositive Power 1,972,313 (1) 8. Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,313 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 83545 M 109	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Sonic Innovations, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

2795 East Cottonwood Parkway, Suite 660, Salt Lake City, UT 84117-7261

Item 2.	(a)	Name of Person Filing:

Ansbert Gadicke

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

c/o MPM Capital L.P., 111 Huntington Ave., 31st floor, Boston, MA 02199

Item 2.	(c)	Citizenship:

United States

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	CUSIP Number:

83545 M 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act;

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 83545 M 109	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 1,972,313 shares of Common Stock (1).

(b) Percent of class: 9.8%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,972,313 (1).

(ii) Shared power to vote or to direct the vote: None.

(iii) Sole power to dispose or to direct the disposition of: 1,972,313 (1).

(iv) Shared power to dispose or to direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of outstanding stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

(1)	Includes shares held through interests in MPM Capital L.P. (“MPM Capital”) and in entities directly or indirectly controlled by it. MPM Capital is a direct or indirect parent and/or a control person of MPM Asset Management LLC and funds managed or advised by it, and of the general partners of such funds. Also includes shares held through interests in Medical Portfolio Management LLC, the general partner of MPM Capital. Among the shares included, 1,715,710 shares are held by MPM BioVentures L.P; 233,019 shares are held by MPM BioVentures Parallel Fund, L.P.; 22,670 shares are held by MPM Asset Management Investors 1998 LLC; and 914 shares are held in trust for the benefit of minor children of Luke B. Evnin. Each reporting person herein disclaims beneficial ownership of shares not directly held by such reporting person.

CUSIP NO. 83545 M 109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004

Date

/s/ Ansbert Gadicke

Signature

Ansbert Gadicke

Name